ELEMENTAL ROYALTY ANNOUNCES RECORD 128% INCREASE IN REVENUE, EXCEEDING GUIDANCE FOR 2025,
AND ANNOUNCES 2026 GUIDANCE

March 24, 2026 - Denver, Colorado: Elemental Royalty Corporation (TSXV: ELE) (NASDAQ: ELE) ("Elemental" or the "Company") is pleased to report results for the year ended December 31, 2025. For the year, Elemental delivered revenue of US$43.6 million, revenue plus attributable share of Caserones1 of US$49.2 million, and adjusted EBITDA1 of US$34.9 million.

2025 Financial Highlights

  Record full year revenue plus attributable share of Caserones1 of US$49.2 million, up 128% over prior year, exceeding 2025 updated guidance of US$42 million;
  Gold Equivalent Ounces ("GEOs") of 14,285 for 2025 (8,987 in 2024), driven by contributions from Karlawinda, Bonikro, Korali Sud, and Caserones, and the completion of the merger with EMX Royalty Corporation;
  Adjusted EBITDA1 of US$34.9 million, up 131% over prior year, demonstrating strong cash flow conversion;
  Adjusted operating cash flow1 of US$33.9 million, up 288% over prior year; and
  Cash and cash equivalents as of December 31, 2025 of US$53.1 million and a working capital1 of US$80.1 million, demonstrating financial flexibility for growth.

Q4 2025 Financial Highlights

  Record Q4 revenue of US$16.0 million and record revenue plus attributable share of Caserones1 of US$17.2 million, up 153% on Q4 2024
  Q4 attributable GEOs1 of 4,133 ounces (2,551 GEOs in Q4 2024)
  US$52 million acquisition of uncapped 2% GRR on the Laverton Gold Project and an uncapped 2% GRR on Jasper Hills in Western Australia
  Completion of merger with EMX Royalty Corporation

2026 Outlook and Guidance

  Revenue guidance for 2026 US$76.5 to US$94.5 million based on a gold price of US$4,500/oz and a copper price of US$5.50/lb
  GEO guidance for 2026 of 17,000 to 21,000 GEOs

David M. Cole, Elemental Chief Executive Officer, commented: "2025 was a landmark year for Elemental, underscored  by our merger with EMX Royalty Corporation, which significantly expanded our revenue base and strengthened our platform for long-term growth. The combination creates a more broadly diversified royalty portfolio across commodities, jurisdictions, and development stages, enhancing resilience and scale, with key cash-flowing assets such as Caserones, Timok, Karlawinda, and Leeville. This broader portfolio provides greater optionality through exposure to an expanded pipeline of organic growth opportunities and future project advancements, including the Laverton Gold Project, which we expect to become a cornerstone asset. As we enter 2026, we are well positioned to benefit from the merger's synergies and deliver continued value creation for shareholders."

Investor Webinar

An investor webinar will be held on Wednesday March 25, 2026, starting at 11am Eastern Time, to discuss these results, followed by a question-and-answer session.

To register for the investor webcast, please click the link below:

https://app.webinar.net/XxJnNlbkAGY

A replay of the event will be available on the Elemental website following the presentation.

TSX.V: ELE | NASDAQ: ELE	1

2025 Annual Earnings Release Expressed in U.S. Dollars

Financial Summary for the Three Months and Year Ended December 31, 2025:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024

Statement of Income
Revenue	$16,047	$5,519	$43,643	$16,323
General and administrative expense	$9,842	$2,149	$16,467	$7,396
Royalty generation expense, net	$1,058	$-	$1,058	$-
Net income (loss) from continuing operations	$(3,209)	$132	$1,772	$(312)

Statement of Cash Flows
Cash flows from operating activities	$11,203	$2,555	$30,811	$4,816

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$17,226	$6,827	$49,200	$21,600
Adjusted cash flows from operating activities	$11,203	$3,315	$33,937	$8,738
Adjusted EBITDA	$8,456	$4,769	$34,901	$15,111
GEOs sold	4,133	2,551	14,285	8,987

Key Strategic Developments

2025 was a transformative year for Elemental, defined by strategic initiatives that strengthened the Company's scale, diversification, and long-term growth profile. Key developments during the year included:

  Completion of the merger with EMX, creating a larger, combined royalty company with a materially expanded revenue base and enhanced capital markets presence.
  Secured a strategic investment from Tether Investments S.A. de C.V ("Tether"), strengthening the share register, enhancing financial flexibility, and supporting the Company's growth initiatives.
  Acquired the uncapped 2% GRR royalty over the Laverton Gold Project in Western Australia for US$52 million, which is expected to become a cornerstone asset within the portfolio given its scale, development trajectory, and long-term upside.
  Benefited from continued advancement and optimization across producing assets within the portfolio, supporting stable cash flow generation and near-term growth visibility.
  Announced after year end, the Company advanced its capital allocation framework and financial capacity through the introduction of an inaugural annual dividend of US$0.12 per share (paid quarterly) and the establishment of a US$150 million revolving credit facility and US$50 million accordion feature, enhancing balance sheet flexibility to support future growth initiatives while delivering sustainable returns to shareholders.
TSX.V: ELE | NASDAQ: ELE	2

2025 Annual Earnings Release Expressed in U.S. Dollars

2025 Performance to Guidance:

Please see our MD&A for the year ended December 31, 2025 for more details on our guidance and see "Forward-Looking Statements" and "Future-Oriented Financial Information" below.

The following is an evaluation of the Company's performance compared to our 2025 Guidance:

	2025 GuidanceA	2025 Updated GuidanceB	2025 Results
GEO Sales	11,600 to 13,200	11,600 to 13,200	14,285
Revenue plus attributable share of Caserones[1]	US$31.1 to US$34.3 million	US$42.0 million	US$49.2 million

A Assumed commodity prices of US$2,600/oz gold and US$4.00/lb copper.

B Assumed commodity price of US$4,000/oz gold and US$4.00/lb copper.

Excluding revenue attributable to assets acquired through the merger with EMX, Elemental's assets recognized 12,459 GEO Sales1, placing results in the top half of the updated guidance range. Assets acquired through the EMX merger contributed an additional 1,826 GEOs following the date of the closing of the transaction, November 13, 2025. Had the merger taken place on January 1, 2025, the Company would have generated US$72.2 million in revenue and US$87.5 million in revenue plus attributable share of Caserones1, aligning with consensus combined revenue guidance of US$85 million.

2026 Guidance

In 2026, we expect royalty revenue of 17,000 to 21,000 GEOs. 2026 guidance is based on public forecasts and disclosures by the owners and operators of our assets, historical performance, and management's understanding of the underlying producing assets.

2026 GuidanceA
GEO Sales[1]	17,000 to 21,000
Revenue	US$76.5 to US$94.5 million

                                                        A Assumed commodity price of US$4,500/oz gold and US$5.50/lb copper.

The noted increase in expected GEOs compared to 2025 is mainly due to the contribution of assets acquired through the merger with EMX in Q4 2025, offset by a decrease in production at Korali Sud.

The Company has assumed a commodity price of US$4,500/oz gold and US$5.50/lb copper. The increase in gold prices has outpaced the rise in copper prices, resulting in a negative impact on GEOs due to Elemental's exposure to copper-linked assets, specifically Caserones and Timok.

Following an amendment to the SLM California shareholder agreement effective November 13, 2025, the Company reassessed its interest in SLM California, which holds the Caserones royalty. The revised arrangement was determined to constitute a joint operation under IFRS 11, resulting in the discontinuation of equity accounting under IAS 28 and the recognition of the Company's proportionate share of assets, liabilities, revenues, and expenses. As a result, the contribution from Caserones in 2026 will be fully categorized as revenue and will no longer require an adjustment to revenue in future periods.

Portfolio Growth

Elemental continues to advance a disciplined growth strategy focused on building a globally diversified portfolio of high-quality royalty and streaming interests, with a core emphasis on gold and precious metals. The Company's portfolio provides exposure to a range of assets throughout the development and production pipeline, including cornerstone interests such as Karlawinda, Laverton, and Leeville. This gold-focussed approach is complemented with selective exposure to large-scale base metals assets such as Caserones and Timok, with diversification across commodities, jurisdictions, and operators supporting  stable cash flow generation, while preserving meaningful upside to exploration success and mine life extensions.

TSX.V: ELE | NASDAQ: ELE	3

2025 Annual Earnings Release Expressed in U.S. Dollars

Near to medium-term portfolio growth is expected to be supported by continued development, optimization, and exploration activities at several key assets. At Timok, ongoing advancement of both the Upper and Lower Zone projects provides exposure to a world-class copper-gold system with significant scale potential. In addition, recent exploration success in the broader Timok district, including the Malka Golaja discovery, highlights the prospectivity of the regional land package and reinforces the long-term optionality of Elemental's royalty interest. While the ultimate impact of such discoveries remains subject to further delineation and development by the operator, management views these results as encouraging indicators of the district's geological potential.

Elemental's exposure to precious metals growth is anchored by assets such as Karlawinda, a long-life gold operation in Western Australia. Ongoing mining activities and regional exploration at Karlawinda offer the potential to support stable production and incremental upside over time. The recently acquired Laverton royalty further enhances the Company's exposure to a highly prospective gold district in Western Australia, in addition to the acquisition of the Dugbe royalty in Liberia, both of which support the near to medium-term pipeline of exploration-driven optionality and reinforce Elemental's strategy of acquiring royalties over large land packages in established mining camps with Tier-one operators.

In addition to its core precious metals weighting, Elemental benefits from exposure to established and operating base metal assets such as Caserones, a large-scale copper mine where continued operational optimization and exploration efforts may contribute to sustained production and potential mine life extension. These base metal assets complement the gold-focussed portfolio, providing diversification and leverage to copper demand, which is increasingly supported by structural trends related to electrification, infrastructure investment, and the global energy transition.

Elemental remains well positioned to pursue additional accretive royalty and streaming opportunities across its targeted commodities. Management continues to evaluate a robust pipeline of potential transactions, reflecting sustained interest from mining companies seeking non-dilutive sources of capital. The Company's strong balance sheet, recently amended US$150 million revolving credit facility, with a US$50 million accordion, and scalable business model provide enhanced financial flexibility to support disciplined capital deployment. The Company also benefits from supportive long-term shareholders, including Tether, whose investment reflects confidence in Elemental's strategy and growth outlook.

Management believes Elemental's gold-focussed, diversified asset base, strengthened liquidity position, and aligned shareholder support provide a solid foundation for long-term value creation.

Fourth Quarter and Full Year 2025 Performance by Asset

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones1 for the fourth quarter of 2025 and 2024:

	GEOs Sold		Revenue (in thousands of US dollars)
	2025	2024	2025	2024

Ballarat	179	151	$745	$403
Bonikro	692	900	2,886	2,407
Caserones[2]	879	-	3,665	-
Gediktepe	387	-	1,613	-
Karlawinda	648	556	2,699	1,490
Korali-Sud	74	-	307	-
Leeville	286	-	1,192	-
Timok	261	-	1,086	-
Wahgnion	-	284	-	764
Other producing royalties	337	172	1,403	455
Advanced royalty payments	40	-	167	-
Total royalty revenue	3,782	2,063	$15,763	$5,519

Option, property and other revenue	68	-	284	-
Caserones (before reclassification)[2]	283	488	1,179	1,308
Revenue plus attributable share of Caserones[1]	4,133	2,551	$17,226	$6,827

TSX.V: ELE | NASDAQ: ELE	4

2025 Annual Earnings Release Expressed in U.S. Dollars

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones1 for the year ended December 31, 2025 and 2024:

	GEOs Sold		Revenue (in thousands of US dollars)
	2025	2024	2025	2024

Ballarat	709	323	$2,454	$807
Bonikro	3,174	2,208	10,886	5,430
Caserones[2]	387	-	3,665	-
Gediktepe	387	-	1,613	-
Karlawinda	2,563	2,171	8,857	5,199
Korali-Sud	3,446	-	10,515	-
Leeville	286	-	1,192	-
Timok	261	-	1,086	-
Wahgnion	-	1,126	-	2,692
Other producing royalties	812	789	2,924	1,865
Advanced royalty payments	40	-	167	-
Total royalty revenue	12,556	6,617	$43,359	$15,993

Option, property and other income	68	140	284	330
Caserones (before reclassification)[2]	1,661	2,230	5,557	5,277
Revenue plus attributable share of Caserones	14,285	8,987	$49,200	$21,600

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure.

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on the Nasdaq and the TSX Venture Exchange under the ticker "ELE".

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

TSX.V: ELE | NASDAQ: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

TSX.V: ELE | NASDAQ: ELE	5

2025 Annual Earnings Release Expressed in U.S. Dollars

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company's annual revenue and GEO guidance for 2026, future development and upside of the Laverton royalty, and the Company's ability to support the future growth, and provide stable and sustainable returns. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the TSX-V, its Regulation Service Provider (as that term is defined in the policies of the TSX-V), or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Notes

Royalty revenue received carries no direct cash cost of sales:  distributions from associates related to Elemental's effective royalty on Caserones were received net of Chilean taxes and have no other costs.

  Refer to the "Non-IFRS financial measures" section below or on page 29 of the Q4 2025 MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers.

  Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its share of  revenue from the Caserones royalty directly,  rather than as a share of profit from associate.

Non-IFRS Financial Measures

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

Caserones Reclassification

Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company's Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation.

TSX.V: ELE | NASDAQ: ELE	6

2025 Annual Earnings Release Expressed in U.S. Dollars

Reconciliation of Adjusted EBITDA:

The following is the reconciliation of adjusted EBITDA:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024

Net income (loss) for the year of continuing operations	$(3,209)	$132	$1,772	$(312)
Project evaluation and transaction related expenses	2,555	91	3,623	641
Interest Income	(387)	(65)	(731)	(198)
Interest and finance expenses	140	387	478	2,028
Tax expense plus attributable share of Caserones	2,160	631	6,008	2,746
Depletion plus attributable share of Caserones	5,132	2,775	17,791	8,750
Depreciation	23	-	23	-
Losses (gains) on revaluation of financial instruments	(789)	14	(769)	5
Share-based compensation	445	368	2,436	1,388
Losses (gains) on disposals	369	-	2,253	(373)
Impairment charges	2,017	436	2,017	436
Adjusted EBITDA	$8,456	$4,769	$34,901	$15,111

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:

Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental's effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.

The following is the reconciliation of revenue plus attributable share of Caserones:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024

Revenue	$16,047	$5,519	$43,643	$16,323
The Company's share of royalty revenue from Caserones	$1,179	$1,308	$5,557	$5,277
Revenue plus attributable share of Caserones	$17,226	$6,827	$49,200	$21,600

TSX.V: ELE | NASDAQ: ELE	7

2025 Annual Earnings Release Expressed in U.S. Dollars

The following is the reconciliation of depletion plus attributable share of Caserones:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024

Depletion of royalties	$(4,882)	$(2,392)	$(16,334)	$(7,218)
Depletion of Caserones	$(250)	$(383)	$(1,457)	$(1,532)
Depletion plus attributable share of Caserones	$(5,132)	$(2,775)	$(17,791)	$(8,750)

The following is the reconciliation of tax expense plus attributable share of Caserones:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024

Tax expense	$(1,842)	$(304)	$(4,508)	$(1,321)
Tax expense related to Caserones	$(318)	$(327)	$(1,500)	$(1,425)
Tax expense plus attributable share of Caserones	$(2,160)	$(631)	$(6,008)	$(2,746)

Reconciliation of Adjusted Cash Flows from Operating Activities:

Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.

The following is the reconciliation of adjusted cash flows from operating activities:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024

Cash provided by operating activities	$11,203	$2,555	$30,811	$4,816
Caserones royalty distributions	-	760	3,126	3,922
Adjusted cash flows from operating activities	$11,203	$3,315	$33,937	$8,738

Reconciliation of Gold Equivalent Ounces Sold

Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS

Accounting Standards. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

TSX.V: ELE | NASDAQ: ELE	8

2025 Annual Earnings Release Expressed in U.S. Dollars

The following is the reconciliation of gold equivalent ounces sold:

	For the three months ended December 31,		For the year ended December 31,
(Revenue and gold price In US dollars)	2025	2024	2025	2024

Revenue plus attributable share of Caserones (in $000s)	$17,226	$6,827	$49,200	$21,600
Average gold price	$4,168	$2,676	$3,444	$2,403
Total GEOs	4,133	2,551	14,285	8,987

TSX.V: ELE | NASDAQ: ELE	9